Exhibit 99.1

• RECORD TOTAL REVENUE OF £581.2 MILLION

• RECORD ADJUSTED EBITDA OF £199.8 MILLION

• RECORD OPERATING PROFIT OF £80.8 MILLION

MANCHESTER, England. — 21 September 2017 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2017 fiscal fourth quarter and twelve months ended 30 June 2017.

Highlights

•                  Won the UEFA Europa League and qualified for 2017/18 UEFA Champions League

•                  Won two domestic trophies in the 2016/17 Season — EFL Cup and Community Shield

•                  12 Sponsorship deals announced during the fiscal year:

•                  9 global sponsorship partnerships

•                  1 regional sponsorship partnership, and

•                  2 financial services and MUTV partnerships

Commentary

Ed Woodward, Executive Vice Chairman, commented, “We concluded a successful 2016/17 season with a total of three trophies and a return to Champions League football.  The year saw us set record revenues of over £581m and achieve a record EBITDA of £199.8m.  We are pleased with the investment in our squad and look forward to an exciting season.”

Outlook

For fiscal 2018, Manchester United expect:

•                  Revenue to be £575m to £585m

•                  Adjusted EBITDA to be £175m to £185m

Key Financials (unaudited)

£ million (except earnings	Twelve months ended 30 June			Three months ended 30 June
per share)	2017	2016	Change	2017	2016	Change
Commercial revenue	275.5	268.3	2.7%	67.9	65.2	4.1%
Broadcasting revenue	194.1	140.4	38.2%	81.1	47.7	70.0%
Matchday revenue	111.6	106.6	4.7%	26.9	21.6	24.5%
Total revenue	581.2	515.3	12.8%	175.9	134.5	30.8%
Adjusted EBITDA(1)	199.8	191.9	4.1%	69.6	49.3	41.2%
Operating profit	80.8	68.9	17.3%	41.1	3.6	1,041.7%

Profit/(loss) for the period (i.e. net income)	39.2	36.4	7.7%	24.3	(0.9)	—
Basic earnings/(loss) per share	23.88	22.19	7.6%	14.79	(0.58)	—
Adjusted profit for the period (i.e. adjusted net income)(1)	34.8	40.8	(14.7)%	22.9	8.7	163.2%
Adjusted basic earnings per share (pence)(1)	21.20	24.91	(14.9)%	13.98	5.31	163.3%

Net debt(1)/(2)	213.1	260.9	(18.3)%	213.1	260.9	(18.3)%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the year was £275.5 million, an increase of £7.2 million, or 2.7%, over the prior year.

•                  Sponsorship revenue was £162.3 million, an increase of £2.2 million, or 1.4%, over the prior year.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £104.0 million, an increase of £6.7 million, or 6.9%, over the prior year, primarily due to a full year contribution from the adidas agreement, compared to only 11 months in the prior year, plus growth in Megastore revenue.

•                  Mobile & Content revenue was £9.2 million, a decrease of £1.7 million, or 15.6%, over the prior year.

For the quarter, commercial revenue was £67.9 million, an increase of £2.7 million, or 4.1%, over the prior year quarter.

•                  Sponsorship revenue was £39.6 million, an increase of £2.0 million, or 5.3%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £25.8 million, an increase of £0.9 million, or 3.6%, over the prior year quarter.

•                  Mobile & Content revenue was £2.5 million, a decrease of £0.2 million, or 7.4%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £194.1 million, an increase of £53.7 million, or 38.2%, over the prior year, primarily due to the new Premier League broadcasting rights agreement plus progression to, and success in winning, the UEFA Europa League final.

Broadcasting revenue for the quarter was £81.1 million, an increase of £33.4 million, or 70.0%, over the prior year quarter, primarily due to the new Premier League broadcasting rights agreement plus progression to, and success in winning, the UEFA Europa League final.

Matchday

Matchday revenue for the year was £111.6 million, an increase of £5.0 million, or 4.7%, over the prior year, primarily due to playing two more home games in the year.

Matchday revenue for the quarter was £26.9 million, an increase of £5.3 million, or 24.5%, over the prior year quarter, primarily due to playing two more home games in the quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £511.3 million, an increase of £74.7 million, or 17.1%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £263.5 million, an increase of £31.3 million, or 13.5%, over the prior year, primarily due to an increase in first team salaries, following investment in the first team squad.

Other operating expenses

Other operating expenses for the year were £117.9 million, an increase of £26.7 million, or 29.3%, over the prior year, primarily due to the impact of playing more games in the year as a result of progression in domestic and European cup competitions.

Depreciation and amortization

Depreciation for the year was £10.3 million, an increase of £0.2 million, or 2.0%, over the prior year. Amortization for the year was £124.4 million, an increase of £36.4 million, or 41.4%, over the prior year quarter. The unamortized balance of players’ registrations at 30 June 2017 was £290.6 million.

Exceptional items

Exceptional credit for the year was £4.8 million, relating to a reversal of a player registration impairment charge for a player considered to be re-established as a member of the first team playing squad. Exceptional costs for the prior year were £15.1 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the year was £10.9 million, compared to a loss of £9.8 million for the prior year. The profit on disposal of intangible assets for the year included the disposals of McNair (Sunderland), Schneiderlin (Everton) and Schweinsteiger (Chicago Fire).

Net finance costs

Net finance costs for the year were £24.3 million, an increase of £4.3 million, or 21.5%, over the prior year. The increase was primarily due to fair value movements on derivatives, partially offset by favourable, unrealised foreign exchange movements.

Tax

The tax expense for the year was £17.3 million, compared to £12.5 million in the prior year, primarily due to the increase in profit before tax and a reduction in foreign exchange gains on US dollar denominated deferred tax assets.

Cash flows

Net cash generated from operating activities for the year was £227.7 million, an increase of £41.6 million over the prior year.

Net capital expenditure on property, plant and equipment for the year was £8.3 million, an increase of £3.2 million over the prior year.

Net capital expenditure on intangible assets for the year was £142.0 million, an increase of £42.3 million over the prior year.

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £61.1 million in the year.

Net debt

Net Debt as of 30 June 2017 was £213.1 million, a decrease of £47.8 million over the year. The gross USD debt principal remains unchanged.

Conference Call Information

The Company’s conference call to review fiscal 2017 and fourth quarter results will be broadcast live over the internet today, 21 September 2017 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 139-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media and mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2017 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.                   Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), ‘one-off’ exceptional items, capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2016: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group for the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit/(loss) for the period to adjusted profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2017	2016	2017	2016
Commercial % of total revenue	47.4%	52.1%	38.6%	48.5%
Broadcasting % of total revenue	33.4%	27.2%	46.1%	35.5%
Matchday % of total revenue	19.2%	20.7%	15.3%	16.0%
Home Matches Played
PL	19	19	5	5
UEFA competitions	7	6	2	—
Domestic Cups	5	4	—	—
Away Matches Played
UEFA competitions	8	6	3	—
Domestic Cups	5	5	—	3

Other
Employees at period end	895	810	895	810
Employee benefit expenses % of revenue	45.3%	45.1%	40.4%	45.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2017/18 season*	4	7	5	3	19
2016/17 season	3	7	4	5	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations:	Media: Philip Townsend
Cliff Baty	Manchester United plc
Chief Financial Officer	+44 161 868 8148
+44 161 868 8650	philip.townsend@manutd.co.uk
ir@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080
JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2017	2016	2017	2016
Revenue	581,204	515,345	175,936	134,575
Operating expenses	(511,315)	(436,709)	(138,118)	(126,131)
Profit/(loss) on disposal of intangible assets	10,926	(9,786)	3,327	(4,948)
Operating profit	80,815	68,850	41,145	3,496
Finance costs	(25,013)	(20,459)	(3,408)	(7,534)
Finance income	736	442	312	152
Net finance costs	(24,277)	(20,017)	(3,096)	(7,382)
Profit/(loss) before tax	56,538	48,833	38,049	(3,886)
Tax (expense)/credit	(17,361)	(12,462)	(13,797)	2,929
Profit/(loss) for the period	39,177	36,371	24,252	(957)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	23.88	22.19	14.79	(0.58)
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,890	164,025	163,892
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)	23.82	22.13	14.74	(0.58	)(1)
Weighted average number of ordinary shares outstanding (thousands)	164,493	164,319	164,493	164,319

(1) For the three months ended 30 June 2016, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June 2017	As of 30 June 2016
ASSETS
Non-current assets
Property, plant and equipment	244,738	245,714
Investment property	13,966	13,447
Intangible assets	717,544	665,634
Derivative financial instruments	1,666	3,760
Trade and other receivables	15,399	11,223
Deferred tax asset	142,107	145,460
	1,135,420	1,085,238
Current assets
Inventories	1,637	926
Derivative financial instruments	3,218	7,888
Trade and other receivables	103,732	128,657
Cash and cash equivalents	290,267	229,194
	398,854	366,665
Total assets	1,534,274	1,451,903

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June 2017	As of 30 June 2016
EQUITY AND LIABILITIES
Equity
Share capital	53	52
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	(31,724)	(32,989)
Retained earnings	191,436	173,367
	477,617	458,282
Non-current liabilities
Derivative financial instruments	655	10,637
Trade and other payables	83,587	41,450
Borrowings	497,630	484,528
Deferred revenue	39,648	38,899
Deferred tax liabilities	20,828	14,364
	642,348	589,878
Current liabilities
Derivative financial instruments	1,253	2,800
Tax liabilities	9,772	6,867
Trade and other payables	190,315	199,668
Borrowings	5,724	5,564
Deferred revenue	207,245	188,844
	414,309	403,743
Total equity and liabilities	1,534,274	1,451,903

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2017	2016	2017	2016
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	251,759	200,864	180,539	155,263
Interest paid	(19,523)	(13,219)	(1,760)	(1,682)
Interest received	736	487	312	241
Tax paid	(5,312)	(2,040)	(1,359)	(142)
Net cash generated from operating activities	227,660	186,092	177,732	153,680
Cash flows from investing activities
Payments for property, plant and equipment	(8,373)	(5,101)	(2,021)	(4,318)
Proceeds from sale of property, plant and equipment	—	19	—	—
(Payments)/refund for investment property	(641)	—	18	—
Payments for intangible assets	(193,825)	(138,095)	(23,543)	(25,155)
Proceeds from sale of intangible assets	51,871	38,357	1,266	1,628
Net cash used in investing activities	(150,968)	(104,820)	(24,280)	(27,845)
Cash flows from financing activities
Repayment of borrowings	(395)	(371)	(100)	(94)
Dividends paid	(23,295)	(20,084)	(11,471)	(5,080)
Net cash used in financing activities	(23,690)	(20,455)	(11,571)	(5,174)
Net increase in cash and cash equivalents	53,002	60,817	141,881	120,661
Cash and cash equivalents at beginning of period	229,194	155,752	152,653	104,202
Exchange gains/(losses) on cash and cash equivalents	8,071	12,625	(4,267)	4,331
Cash and cash equivalents at end of period	290,267	229,194	290,267	229,194

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Profit/(loss) for the period	39,177	36,371	24,252	(957)
Adjustments:
Tax expense/(credit)	17,361	12,462	13,797	(2,929)
Net finance costs	24,277	20,017	3,096	7,382
(Profit)/loss on disposal of intangible assets	(10,926)	9,786	(3,327)	4,948
Exceptional items	(4,753)	15,135	—	15,135
Amortization	124,434	88,009	29,275	23,059
Depreciation	10,228	10,079	2,507	2,588
Adjusted EBITDA	199,798	191,859	69,600	49,226

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Twelve months ended 30 June		Three months ended 30 June
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Profit/(loss) for the period	39,177	36,371	24,252	(957)
Exceptional items	(4,753)	15,135	—	15,135
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(1,816)	4,136	(5,967)	3,164
Fair value movement on derivative financial instruments	3,534	(5,288)	3,190	(1,025)
Tax expense/(credit)	17,361	12,462	13,797	(2,929)
Adjusted profit before tax	53,503	62,816	35,272	13,388
Adjusted tax expense (using a normalised tax rate of 35% (2016: 35%))	(18,726)	(21,986)	(12,345)	(4,686)
Adjusted profit for the period (i.e. adjusted net income)	34,777	40,830	22,927	8,702

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	21.20	24.91	13.98	5.31
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,890	164,025	163,892
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	21.14	24.85	13.94	5.30
Weighted average number of ordinary shares outstanding (thousands)	164,493	164,319	164,493	164,319

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Profit/(loss) for the period	39,177	36,371	24,252	(957)
Tax expense/(credit)	17,361	12,462	13,797	(2,929)
Profit/(loss) before tax	56,538	48,833	38,049	(3,886)
Adjustments for:
Depreciation	10,228	10,079	2,507	2,588
Impairment (reversal)/charge	(4,753)	6,693	—	6,693
Amortization	124,434	88,009	29,275	23,059
(Profit)/loss on disposal of intangible assets	(10,926)	9,786	(3,327)	4,948
Net finance costs	24,277	20,017	3,096	7,382
Loss on disposal of property, plant and equipment	43	126	43	116
Equity-settled share-based payments	2,187	1,795	751	625
Foreign exchange losses/(gains) on operating activities	2,646	(7,660)	242	(3,965)
Reclassified from hedging reserve	4,765	1,382	2,358	374
Changes in working capital:
Inventories	(711)	(926)	(289)	367
Trade and other receivables	17,525	(31,741)	(15,745)	(33,515)
Trade and other payables and deferred revenue	25,506	54,471	123,579	150,477
Cash generated from operations	251,759	200,864	180,539	155,263